CytoMed Therapeutics Limited

1 Commonwealth Lane

#08-22

Singapore 149544

+65 6250 7738

VIA EDGAR

March 15, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Tracie Mariner

Re: CytoMed Therapeutics Limited

(f/k/a CytoMed Therapeutics Pte. Ltd.)

Amendment No. 2 to Registration Statement on Form F-1

Filed February 21, 2023

File No. 333-268456

Dear Ms. Mariner:

CytoMed Therapeutics Limited (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 24, 2023, regarding Amendment No.2 to Registration Statement on Form F-1 submitted to the Commission on February 21, 2023.

For your convenience, we have repeated below your comments in bold, and have followed each comment with our response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 to the Registration Statement (the “Amendment”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 2 to Registration Statement on Form F-1

Business

Overview, page 89

1.	We note the revisions to the pipeline on page 90, so that there are now four columns prior to Phase 1: discovery, process development, preclinical studies, and trial application. Revise the pipeline table to combine these four columns into no more than two columns, each no wider or more prominent than each of the phases of clinical development. Also revise the table so that each row has one arrow that begins on the left and progresses to the point of current development, rather than multiple arrows within each column.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 90 of the Amendment accordingly.

***

We thank you for your review of the foregoing. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Chee Kong CHOO
Chee Kong CHOO
Director and Chairman

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP